SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GLOBAL GREEN SOLUTIONS, INC.

(Name of Issuer)

Common Stock, Par Value $0.00001 per share

(Title of Class of Securities)

37947A105

(CUSIP Number)

December 7, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38386P108	13G	Page 2 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital 2007 L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* PN

CUSIP No. 38386P108	13G	Page 3 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital (General Partner) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	13G	Page 4 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital Bermuda Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	13G	Page 5 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	13G	Page 6 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	13G	Page 7 of 13

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LMS Capital Plc
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,029,411
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,029,411
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,411
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 38386P108	13G	Page 8 of 13

Item 1.

(a)

Name of Issuer:

Global Green Solutions, Inc. (the “Issuer”)

(b)

Address of Issuer’s Principal Executive Offices

789 West Pender Street, Suite 1010

Vancouver BC, Canada V6C1H2

Item 2.

(a)

Name of Person Filing

LMS Capital 2007 L.P. (“LMS LP”)

LMS Capital (General Partner) Limited (“LMS GP”)

LMS Capital Bermuda Limited (“LMS Bermuda”)

LMS Capital Holdings Limited (“LMS Holding”)

LMS Capital Group Limited (“LMS Group”)

LMS Capital Plc (“LMS Plc”)

(collectively hereinafter referred to as the “Reporting Persons”)

LMS GP is the General Partner of LMS LP, the registered owner of the common stock, par value $0.00001 per share (the “Common Stock”) of the Issuer. LMS Bermuda is the sole owner of the shares of LMS GP; LMS Holdings is the sole owner of the shares of LMS Bermuda; LMS Group is the sole owner of the shares of LMS Holdings; and LMS Plc is the sole owner of the shares of LMS Group. While each of LMS Bermuda, LMS Holdings, LMS Group and LMS Plc may be deemed to share the power to vote and dispose of the Common Stock owned by LMS LP, each of LMS Bermuda, LMS Holding, LMS Group and LMS Plc disclaim the power to vote and dispose of the Common Stock owned by LMS LP. LMS LP shares the power to vote and dispose of the Common Stock with LMS GP, its General Partner.

(b)

Address of Principal Business Office or, if none, Residence

Each of LMS LP, LMS GP and LMS Bermuda have a principal business address of Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Each of LMS Holdings, LMS Group and LMS Plc have a principal business address of Carlton House, 33 Robert Adam Street, London, W1U 3HR, United Kingdom.

(c)

Citizenship

Each of LMS LP, LMS GP and LMS Bermuda are entities organized in Bermuda.

Each of LMS Holdings, LMS Group and LMS Plc are entities organized in the United Kingdom.

CUSIP No. 38386P108	13G	Page 9 of 13

(d)

Title of Class of Securities

Common Stock, par value $0.00001 per share (the “Common Stock”).

(e)

CUSIP Number

37947A105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 38386P108	13G	Page 10 of 13

(a)

Amount beneficially owned: As of the date of this filing:

Each of LMS LP, LMS GP, LMS Bermuda, LMS Holdings, LMS Group and LMS Plc beneficially own 5,029,411 shares of the Common Stock consisting of (i) 2,352,941 shares of the Common Stock owned directly by LMS LP; (ii) an immediately exercisable Warrant to purchase 1,176,470 shares of Common Stock for $1.50 per share; (iii) an immediately exercisable Option to purchase 1,000,000 shares of Common Stock at a price of the greater of $1.00 or at 20% discount to the volume weighted average closing price of a share of Common Stock during the 30-day trading day period preceding the exercise; and (iv) a Warrant to purchase an additional 500,000 shares of Common Stock which Warrant will be immediately exercisable upon the exercise of the Option described in (iii) above at a price of the greater of $1.50 per share or 150% to the volume weighted average closing price of a share of common Stock during the 30-day trading preceding the exercise of the Option.

Each of LMS GP, LMS Bermuda, LMS Holdings, LMS Group and LMS Plc disclaim beneficial ownership of the Common Stock of the Issuer not directly owned by them except to the extent of their pecuniary interest therein.

(b)

Percent of class:

Based on 42,733,631 shares of Common Stock issued and outstanding consisting of 40,057,161 Shares issued and outstanding as reported in the Issuer’s Form 10-QSB as filed with the Securities and Exchange Commission on October 22, 2007 for the quarter ended August 31, 2007 and an aggregate of 2,676,470 shares of Common Stock issuable to the Reporting Persons upon the exercise of each of the Warrants and Options described in (a) of this Item 4:

Each of LMS LP, LMS GP,  LMS Bermuda, LMS Holdings,  LMS Group,  and LMS Plc beneficially own 11.7% of the issued and outstanding shares of the Issuer.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

None.

(ii)

Shared power to vote or to direct the vote

While each of LMS Bermuda, LMS Holdings, LMS Group and LMS Plc may be deemed to share the power to vote or to direct the vote of the 5,029,411 shares of Common Stock owned by LMS LP, each of LMS Bermuda, LMS Holding, LMS Group and LMS Plc disclaim the power to vote or to direct the vote of the Common Stock owned by LMS LP. LMS LP shares the power to vote or to direct the vote of the Common Stock with LMS GP, its General Partner.

(iii)

Sole power to dispose or to direct the disposition of

None.

(iv)

Shared power to dispose or to direct the disposition of

While each of LMS Bermuda, LMS Holdings, LMS Group and LMS Plc may be deemed to share the power to dispose or to direct the disposition of the 5,029,411 shares of Common Stock owned by LMS LP, each of LMS Bermuda, LMS Holding, LMS Group and LMS Plc disclaim the power to dispose or to direct the disposition of the Common Stock owned by LMS LP. LMS LP shares the power to dispose or to direct the disposition of the Common Stock with LMS GP, its General Partner.

CUSIP No. 38386P108	13G	Page 11 of 13

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38386P108	13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

LMS CAPITAL 2007 L.P.
By: LMS CAPITAL
(GENERAL PARTNER) LIMITED,
Its General Partner

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL (GENERAL PARTNER) LIMITED

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL BERMUDA LIMITED

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL HOLDINGS LIMITED

By:	/s/Matthew Jones
Name:	Matthew Jones
Title :	Secretary

LMS CAPITAL GROUP LIMITED

By:	/s/Matthew Jones
Name:	Matthew Jones
Title:	Secretary

LMS CAPITAL PLC

By:	/s/Matthew Jones
Name:	Matthew Jones
Title:	Secretary

CUSIP No. 38386P108	13G	Page 13 of 13

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a  Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Global Green Solutions, Inc. and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Date: February 11, 2008

LMS CAPITAL 2007 L.P.
By: LMS CAPITAL
(GENERAL PARTNER) LIMITED,
Its General Partner

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL (GENERAL PARTNER) LIMITED

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL BERMUDA LIMITED

By:	/s/Earl Campbell
Name:	Earl Campbell
Title:	Director

LMS CAPITAL HOLDINGS LIMITED

By:	/s/Matthew Jones
Name:	Matthew Jones
Title :	Secretary

LMS CAPITAL GROUP LIMITED

By:	/s/Matthew Jones
Name:	Matthew Jones
Title:	Secretary

LMS CAPITAL PLC

By:	/s/Matthew Jones
Name:	Matthew Jones
Title:	Secretary